11023366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
OCT 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 47871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/10 (MM/DD/YY) AND ENDING 08/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstEnergy Capital (USA) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100, 311 - 6th Avenue SW
(No. and Street)

Calgary (City) Alberta, Canada (State) T2P 3H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra A. Henry 403-262-0623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3100, 111 - 5th Avenue SW (Address) Calgary (City) Alberta, Canada (State) T2P 5L3 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10/31

OATH OR AFFIRMATION

I, Chandra A. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FirstEnergy Capital (USA) Corp., as of August 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

nil

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FirstEnergy Capital (USA) Corp.

Financial Statements
August 31, 2011
(expressed in US dollars)

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of FirstEnergy Capital (USA) Corp.

In our opinion, the accompanying statement of financial position and the related statements of income and retained earnings, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of FirstEnergy Capital (USA) Corp. (the Company) as at August 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information (Supplementary Schedule 1) is presented for purposes of additional analyses and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
October 26, 2011

FirstEnergy Capital (USA) Corp.

Statement of Financial Position
As at August 31
(expressed in US dollars)

	2011	2010
ASSETS		
Cash	1,733,380	1,733,146
Receivable from customers	-	379,585
Receivable from broker dealers	485,500	523,079
Total Assets	2,218,880	2,635,810
LIABILITIES		
Current Liabilities		
Payable to customers	485,500	523,079
Payable to broker dealers	-	379,585
Total Current Liabilities	485,500	902,664
Non-Current Liabilities		
Due to related party (note 3)	80,138	163,773
Subordinated loan from related party (notes 3 and 4)	860,000	836,000
Total Liabilities	1,425,638	1,902,437
SHAREHOLDERS' EQUITY		
Contributed surplus	408,066	408,066
Share capital (note 5)	157,500	157,500
Retained earnings	227,676	167,807
Total Shareholders' Equity	793,242	733,373
Total Liabilities and Shareholders' Equity	2,218,880	2,635,810

The accompanying notes are an integral part of these financial statements.

FirstEnergy Capital (USA) Corp.

Statement of Income and Retained Earnings
For the year ended August 31, 2011
(expressed in US dollars)

	2011	2010
REVENUES		
Agency commissions	3,977,749	3,095,716
Interest and foreign exchange	(12,304)	24,490
	3,965,445	3,120,206
EXPENSES		
Management fees (note 3)	3,881,576	3,069,536
Interest on subordinated debt (note 4)	24,000	24,000
	3,905,576	3,093,536
NET INCOME BEFORE TAX	59,869	26,670
Provision for income taxes (note 7)	-	-
NET INCOME	59,869	26,670
Retained earnings, beginning of year	167,807	141,137
RETAINED EARNINGS, END OF YEAR	227,676	167,807

The accompanying notes are an integral part of these financial statements.

FirstEnergy Capital (USA) Corp.

Statement of Cash Flows

For the year ended August 31, 2011

(expressed in US dollars)

	2011	2010
OPERATING ACTIVITIES		
Net income for the year and cash from operating activities	59,869	26,670
INVESTING ACTIVITIES		
Redemption of Canadian government T-bill	-	1,322,092
FINANCING ACTIVITIES		
Subordinated loan from related party	24,000	24,000
Decrease in advances to related party	(83,635)	(17,019)
	(59,635)	6,981
INCREASE IN CASH	234	1,355,743
Cash, beginning of year	1,733,146	377,403
CASH, END OF YEAR	1,733,380	1,733,146

The accompanying notes are an integral part of these financial statements.

FirstEnergy Capital (USA) Corp.

Statement of Changes in Shareholders' Equity

For the year ended August 31, 2011

(expressed in US dollars)

	2011	2010
Net income for the year and increase in shareholders' equity	59,869	26,670
Shareholders' equity, beginning of year	733,373	706,703
Shareholders' equity, end of year	793,242	733,373

The accompanying notes are an integral part of these financial statements.

FirstEnergy Capital (USA) Corp.

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the year ended August 31, 2011

(expressed in US dollars)

	2011	2010
Subordinated loans, beginning of year	836,000	812,000
Increases during the year:		
Subordinated loans	24,000	24,000
Subordinated loans, end of year	860,000	836,000

1. Organization

FirstEnergy Capital (USA) Corp. (the "Company") is a wholly-owned subsidiary of FirstEnergy Capital Holdings Corp., the parent company of FirstEnergy Capital Corp., a broker-dealer operating in Canada. The Company is registered with the Securities and Exchange Commission as a broker-dealer in the United States, pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business is securities brokerage and trading in Canadian equity securities with institutional investors in the United States.

2. Basis of Presentation and Significant Accounting Policies

The accompanying financial statements are prepared in accordance with US generally accepted accounting principles.

Cash

Cash consists of cash on deposit.

Securities Transactions

Transactions executed as agents for customers are not reflected in the statement of financial condition unless the transaction fails to settle on the contracted settlement date. Commission income and related expenses for executing securities transactions are recorded on a trade date basis.

Marketable securities are valued at fair value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currency transactions

The functional currency of the Company is the Canadian dollar; however, for regulatory filing and financial statement presentation purposes, the Canadian dollar financial statements have been translated to US dollars. Monetary assets and liabilities denominated in Canadian dollars are translated into US dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in Canadian dollars are translated into US dollars at historical rates. Revenues and expenses are translated at the average exchange rate prevailing during the period. Foreign currency translation gains and losses are included in the Statement of Income and Retained Earnings within "interest and foreign exchange" in the period in which they occur.

Fair values

ASC 820, Financial Instruments, issued by the Financial Accounting Standards Board (FASB), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the financial asset or transfer the financial liability occurs in the principal market for the financial asset or financial liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Inputs are quoted prices unadjusted in active markets for identical financial assets or financial liabilities that the Company has the ability to access;
- Level 2 – Inputs other than quoted prices included within level 1 that are observable for the financial asset or financial liability, either directly or indirectly; and
- Level 3 – Inputs are unobservable inputs for the financial asset or financial liability and rely on management's own assumptions that market participants would use in pricing the financial asset or financial liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The valuation of the Company's financial assets and financial liabilities carried at fair value meet the definition of level 1 inputs.

Recently adopted accounting guidance

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-6, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 provides additional disclosure requirements related to fair value measurements, including details of significant transfers in and out of level 1 and level 2 measurements and the reasons for the transfers. It also requires a gross presentation of activity within the level 3 rollforward, which would present separately information about purchases, sales, issuances, and settlements. ASU 2010-06 is effective for financial statements issued for reporting periods beginning after December 15, 2009 for certain disclosures and for reporting periods beginning after December 15, 2010 for other disclosures. The Company adopted these amended accounting principles on September 1, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, this adoption did not affect the Company's statement of financial condition, results of operations, or cash flows. The additional disclosures are contained within Note 8.

In July 2010, the FASB issued ASU No. 2010-20, New Disclosure Requirements for Finance Receivables and Allowance for Credit Losses (ASU 2010-20), in order to address concerns about the sufficiency, transparency, and robustness of credit disclosures for finance receivables and related allowance for credit losses. ASU 2010-20 expands disclosure requirements regarding allowance, charge-off and impairment policies, information about management's credit assessment process, additional quantitative information on impaired loans and rollforward schedules of the allowance for credit losses and other disaggregated information. Although the new disclosure requirements are not effective before annual periods ending after December 15, 2011, the Company's adoption of ASU 2010-20 will not materially change current disclosures and, since these amended principles require only additional disclosures, the adoption of ASU 2010-20 will not affect the Company's statement of financial condition, results of operations or cash flows.

3. Related Party Transactions

Under an agreement dated August 1, 2006, which amends agreements dated February 23, 2004 and October 11, 1995, FirstEnergy Capital Corp. provides securities trading, clearing and settlement and other administrative services to the Company and charges for these on a monthly basis. For these services, during the year ended August 31, 2011, the Company was charged a total of $3,881,576 (2010 – $3,069,536). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties. The subordinated loan of $860,000 (2010 - $836,000) is owed to FirstEnergy Capital Corp.

4. Subordinated Loan

The subordinated loan of $860,000 (2010 - $836,000) is denominated in US dollars, is unsecured, and bears interest at $2,000 per month. It may only be repaid with the approval of FINRA, subject to the adequacy of the net capital of the Company and in any case not before October 10, 2013. The subordinated loan is carried at amortized cost.

5. Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 178,125 fully paid Common shares.

6. Regulatory Net Capital Requirement

At August 31, 2011, the Company had net capital of $1,653,037 (2010 – $1,425,255), pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $1,403,037 (2010 – $1,175,255).

7. Income Taxes

The functional currency of the Company is the Canadian dollar and the Company is subject to federal and provincial income tax in Canada. Based on the Company's operating results for the year ended August 31, 2011, the Company had net income of $2 (2010 - $2) in Canadian dollars and income tax expense of $nil (2010 - $nil).

8. Financial Instruments

Fair value

The fair values of the Company's financial assets and financial liabilities (other than the subordinated loan carried at amortized cost and due to a related party), which qualify as financial instruments, approximate their carrying values due to their short-term nature or imminent maturity. The fair value of the subordinated loan is not readily determinable.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant interest rate risk, as the cash equivalents are short term in nature.

Credit risk

The Company's transactions are short-term in nature, collateralized, and executed primarily on behalf of US-based financial institutions including banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party and, in such circumstances, the Company may sustain a loss. The Company does not anticipate nonperformance by customers and counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis and has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company's most significant credit risk at August 31, 2011 is with Penson Financial Services Canada, Inc. There is no allowance for credit losses recorded at August 31, 2011 or 2010.

FirstEnergy Capital (USA) Corp.

Supplementary Schedule 1
Computation of Net Capital Pursuant to SEC Rule 15c3-1
August 31, 2011
(expressed in US dollars)

	2011	2010
Shareholders' equity	793,242	733,373
Subordinated loans	860,000	836,000
	1,653,242	1,569,373
Less:		
Aged fail-to-deliver	-	(143,927)
Haircut on foreign currency positions	(205)	(191)
Net capital pursuant to Rule 15c3-1	1,653,037	1,425,255
Minimum net capital	(250,000)	(250,000)
Excess net capital	1,403,037	1,175,255

There are no material differences between the Computation of Net Capital under Rule 15c3-1 in this Annual Report and the corresponding Part II filing of FirstEnergy Capital (USA) Corp.

FirstEnergy Capital (USA) Corp.

Supplementary Schedule 2
Exemption from SEC Rule 15c3-3
August 31, 2011
(expressed in US dollars)

FirstEnergy Capital (USA) Corp. operates pursuant to the (k)(2)(i) exemption to the Reserve and Possession or Control Requirements of SEC Rule 15c3-3.